April 19, 2017

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Applied Genetic Technologies Corporation

Form 10-K for Fiscal Year Ended June 30, 2016

Filed September 12, 2016

File No. 001-36370

Dear Mr. Rosenberg:

This letter is submitted on behalf of Applied Genetic Technologies Corporation (“AGTC” or the “Company”) in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated April 5, 2017 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2016 (the “2016 Form 10-K”), which was filed with the SEC on September 12, 2016.

The Company’s response to each comment is set forth below. For the Staff’s convenience, the text of the Staff’s comments is included in bold prior to the Company’s responses. The responses contained herein are based upon information provided to Foley Hoag LLP by the Company. Reference is made to the Company’s prior response letter to the Staff dated March 9, 2017.

Once the Staff has reviewed the responses set forth below, we would welcome the opportunity to discuss any additional questions the Staff may have.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operation Results of Operations-Research and Development Expense, page 80

Mr. Jim B. Rosenberg

April 19, 2017

1. We acknowledge your response to our prior comment 1. Please amend your filing to include the tabular disclosure provided in your response.

The Company respectfully acknowledges the Staff’s comment and intends to file an amendment to the 2016 Form 10-K that includes the following tabular disclosure.

2016 (in thousands)
XLRS	$9,798
ACHM	4,645
XLRP	9,385
General research and development costs	15,037

Total research and development costs	$38,864

Notes to Financial Statements (7) Collaboration with Biogen, page 103

2. We acknowledge your response to our prior comment 2. Please amend your filing to include disclosure that complies with ASC 605-28-50-2(b)-(d). The disclosure, at a minimum, should include:

•	The total future amount to be received for limited milestones, event milestones, discovery event milestones, and sales milestones and

•	A description of each significant milestone and related contingent consideration. For example, for event milestones disclose the total future amounts to be received for “initiation of dosing of the first subject in the first pivotal trial of the applicable initial licensed product” and the “first commercial sale of the applicable initial licensed product in the United States.”

The Company respectfully acknowledges the Staff’s comment and intends to file an amendment to the 2016 Form 10-K that includes the revised disclosure appended hereto as Exhibit A. The Company believes that this disclosure approach is consistent with the requirements of ASC 605-28-50-2 based on the factors described in the balance of this letter.

ASC 605-28-50-2 outlines the disclosure requirements for revenue arrangements that include milestone consideration: “For each arrangement that includes milestone consideration accounted for in accordance with the guidance in this Subtopic, an entity shall disclose all of the following in the notes to financial statements:

(a) A description of the overall arrangement

(b) A description of each milestone and related contingent consideration

(c) A determination of whether each milestone is considered substantive

2

Mr. Jim B. Rosenberg

April 19, 2017

(d) The factors that the entity considered in determining whether the milestone or milestones are substantive

(e) The amount of consideration recognized during the period for the milestone or milestones.”

While ASC 605-28-50-2 requires a description of each milestone and related contingent consideration included in an arrangement, the Company believes the Financial Accounting Standards Board intended for companies to apply materiality considerations, including quantitative and qualitative factors, when complying with these requirements.

1.	The Individual Milestones and Milestone-Based Payments are Not Material

While certain potential future milestone-based payments under the collaboration agreement between Biogen and the Company (the “Collaboration Agreement”) are substantial in amount, when the probability and timing of achieving the future milestones are considered, the future milestone-based payments resulting therefrom, individually, are not material to the Company, its operations or the readers of the financial statements. The Company believes that until such time as each milestone is more likely than not to occur, the risks and uncertainties associated with achieving the milestone reduce the probability of receipt and diminish the relative materiality of the associated milestone-based payment. The Company therefore believes that disclosure of milestones aggregated by category and by program is appropriate. The Company believes such an approach is consistent with the requirements of ASC 605-28-50-2 and also directs the attention of readers of the financial statements to the most material information, avoiding the potential confusion, information overload and unrealistic expectations that are likely to occur if readers of the financial statements are provided with details of each future milestone regardless of the probability and potential timing of achievement. Further, the Company’s disclosure approach is also guided by Regulation S-X, Rule 4-02, which provides that “if the amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth. The combination of insignificant amounts is permitted.”

In reaching the conclusion that the nature and amount of each future milestone under the Collaboration Agreement is not presently material, the Company has applied the standard set forth in Basic Inc. v. Levinson, 485 U.S. 224 (1988), that a fact is material if there is “a substantial likelihood that [its] disclosure . . . would have been viewed by the reasonable investor as having significantly altered the total mix of information made available.”Basic Inc. v. Levinson, 485 U.S. at 231-32 (quotation marks and citations omitted). Basic Inc. v. Levinson instructs that materiality must be judged in the context of the “total mix of information” that is available about a company. Given (i) its disclosure of the material terms and conditions of the Collaboration Agreement in its public filings, (ii) its plans to disclose in the amendment to its 2016 Form 10-K additional information about the breakdown of potential future milestone payments among the key categories of milestones by program as set forth on Exhibit A hereto, and (iii) the additional factors relating to materiality discussed

Mr. Jim B. Rosenberg

April 19, 2017

in this response, the Company believes that a reasonable investor would not regard disclosure of any of the individual milestones or related milestone payments as significantly altering the total mix of information that is available concerning the Company.

The Biogen collaboration is in a relatively early stage of development and the Company and Biogen will be required to devote several years and substantial additional effort in order to advance clinical development, obtain necessary regulatory approvals, and successfully commercialize one of more product candidates under the collaboration and there is no guarantee that the Company and Biogen will be successful. Currently, the most advanced program under the Biogen collaboration, XLRS, has only reached phase 1/2 clinical development and full results from that clinical trial are not yet known. Without a positive outcome from the current XLRS clinical trial, the Company and Biogen may not advance to later stage clinical trials, preventing the Company from earning additional milestone-based payments for XLRS under the Collaboration Agreement. The Company’s other programs will face similar challenges if and when the Company initiates clinical trials for those programs. In fact, the risk of failure is high at each stage of the process, the amount of time necessary to reach each potential milestone is uncertain, and the achievement of any milestone is highly contingent on a number of factors, most of which, by the nature of gene therapy discovery and development, are not fully within either the Company’s or Biogen’s control and may not be achieved regardless of the amount of time, money or effort contributed to achieving the milestone. Factors that will influence development and commercialization and corresponding milestone achievement include:

•	successful initiation and successful enrollment and completion of clinical trials;

•	a safety and efficacy profile that is satisfactory to the U.S. Food and Drug Administration, or FDA, or any comparable foreign regulatory authority for advancement in clinical trials and, ultimately, marketing approval;

•	timely receipt of marketing approvals from applicable regulatory authorities;

•	obtaining and maintaining patent, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	successful launch of commercial sales following any marketing approval;

•	a continued acceptable safety profile following any marketing approval;

•	commercial acceptance by patients, the medical community and third-party payors;

•	competition; and

•	the willingness and ability of our collaborator, Biogen, on whom we are entirely dependent, to advance the program.

Mr. Jim B. Rosenberg

April 19, 2017

As a result of these risks and uncertainties, the Company cannot predict with any reasonable degree of certainty, if or when any of the milestones will be achieved such that the Company could receive the related milestone-based payment.

2.	Disclosure of the Immaterial Milestones and Milestone-Based Payments Could Lead to Investor Confusion

Each milestone in each of the limited milestone, event milestone, sales milestone and discovery event milestone categories results from the progress of development through a predetermined regulatory approval process and the degree of commercial sales and thus has gating features, whereby subsequent milestones will not be achieved if the next potential milestone is not achieved. Disclosure of the details of all potential future milestones would likely be confusing and could provide investors or potential investors with unrealistic expectations of future revenues. An investor would not have a basis to form an opinion on the likelihood or timing of achievement of any given milestone since the factors that determine whether a milestone is likely to be achieved are (i) not always known, (ii) not always in the Company’s control and (iii) substantially at risk at all phases of development.

3.	Disclosure of the Immaterial Milestones and Milestone-Based Payments Would Result in Unnecessarily Burdensome Disclosure and Disclosure of Confidential Information

If the Company were to provide disclosure of individual milestones and related milestone-based payments without regard to materiality, then in order to avoid misleading disclosure and for readers of the financial statements to understand fully the improbability of achievement of each future milestone and the risks affecting potential timing of achievement of each milestone, the Company believes that it would be necessary to provide supplemental cautionary forward-looking information for each milestone and contingent payment in the footnotes to the financial statements. Because of the nature of gene therapy discovery and development described above, there are numerous factors outside of our control that could interfere with our plans to progress through development and to achieve these milestones, and these factors are not predictable or capable of being audited.

The Company filed the Biogen Collaboration Agreement as an exhibit 10.7 to its Form 10-K for the year ended June 30, 2015, which was filed with the SEC on September 9, 2015. In filing the Collaboration Agreement, the Company received permission from the SEC to omit certain information included in the Collaboration Agreement pursuant to a request for confidential treatment, in part due to the likelihood of substantial competitive harm that might result from disclosure of the negotiated financial terms of the Collaboration Agreement. Regarding the milestone payments included in the Collaboration Agreement, specific events giving rise to individual milestone payments and the financial terms of those individual payments were omitted under the confidential treatment request. The Company believes that the proposed disclosure set forth on Exhibit A, by breaking the potential future

Mr. Jim B. Rosenberg

April 19, 2017

milestones into significant categories, balances the Staff’s request for additional disclosure and the highly confidential nature of the requested information.

In conclusion, by aggregating the potential future milestones into the categories of (i) limited milestones; (ii) event milestones; (iii) sales milestones; and (iv) discovery event milestones, the Company believes it is providing readers of the financial statements with disclosure that is consistent with the requirements of ASC 605-28-50-2 and Regulation S-X, Rule 4-02 and that protects the Company’s confidential information.

3. We acknowledge your response to our prior comment 3. It appears that based on your response you plan to recognize the upfront payment from Biogen over the estimated two- to three-year period required to complete the fully funded Phase 1/2 activities and not through the period required to gain U.S regulatory approval. Please cite the authoritative accounting literature supporting this approach to your recognition of revenue stemming from the upfront payment.

The Company respectfully advises the Staff that the Company has accounted for its collaboration with Biogen in accordance with ASC 605 – Revenue in general and more specifically the guidance contained in ASC Topic 605-25 – Revenue recognition: Multiple-element arrangements (“ASC 605-25”) and in Staff Accounting Bulletin Topic 13: Revenue Recognition (“SAB 13”).

In determining the deliverables in the Biogen collaboration with regard to the XLRS program, the Company identified the development activities through completion of the Phase 1/2 clinical trial, combined with the related license deliverable, as a combined stand-alone deliverable, for which a portion of the consideration received upon inception of the Biogen collaboration was allocated based upon the multiple-element guidance. As noted in our filing, we expect to continue to provide research and development services for Biogen in relation to the XLRS program through regulatory approval, if the program continues beyond the Phase 1/2 clinical trial. We have determined that such additional services, if performed, are a separate deliverable under the Biogen collaboration and for which the incremental consideration we will receive reflects our best estimate of selling price for such contracted research and development services.

We determined through an analysis of the development budget and timeline, developed in conjunction with Biogen, that the development activities for which we were responsible would occur over a two- to three- year period from the inception of the Biogen collaboration. As these development services were combined with the related license deliverable as a combined deliverable, we determined straight-line amortization over the expected period of performance to be the appropriate manner to recognize the related revenue.

Mr. Jim B. Rosenberg

April 19, 2017

The Company respectfully advises the Staff that it will supplement the disclosure in future filings to more clearly explain the facts as outlined above. The Company proposes to amend the disclosure in its future filings as follows:

Under the Collaboration Agreement, the Company will conduct all development activities through regulatory approval in the United States for the XLRS program (with activities through Phase 1/2 completion being pre-funded under the agreement and any further activities subject to incremental consideration), and all development activities through the completion of the first in human clinical trial for the XLRP program (with activities through filing the IND being pre-funded under the agreement and any further activities subject to incremental consideration). In addition, the Collaboration Agreement provides for discovery programs targeting three indications whereby the Company will conduct discovery, research and development activities for those additional drug candidates through the stage of clinical candidate designation, after which, Biogen may exercise an option to continue to develop, seek regulatory approval for and commercialize the designated clinical candidate. In February 2016, the Company announced Biogen’s selection of adrenoleukodystrophy as the non-ophthalmic indication of the three discovery programs. Under the terms of the Collaboration Agreement, the Company, in part through its participation in joint committees with Biogen, will participate in overseeing the development and commercialization of these specific programs.

The Company determined that all of the License Deliverables and Option Deliverables did not have stand-alone value and did not meet the criteria to be accounted for as separate units of accounting under ASC 605-25. The factors considered by the Company in making this determination included, among other things, the unique and specialized nature of its proprietary technology and intellectual property, and the development stages of each of the XLRS, XLRP and the discovery programs targeting three indications. Accordingly, the License Deliverables under each of the XLRS and XLRP programs and the Option Deliverables under each of the discovery programs have been combined with the initial, pre-funded, R&D Activity Deliverables associated with each related program and as a result, the Company’s separate units of accounting under its collaboration with Biogen, comprise the XLRS program, the XLRP program, and each of the three discovery programs.

Mr. Jim B. Rosenberg

April 19, 2017

Exhibit 31

4. An amendment to a 10-K to include the certifications must include the entire document, not just the certifications and signature page. Please amend the filing accordingly. Refer to question 17 of the Corporation Finance Sarbanes Oxley Act of 2002 Frequently Asked Questions at: http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm

The Company respectfully acknowledges the Staff’s comment and intends to amend the 2016 Form 10-K to include the entire document.

Mr. Jim B. Rosenberg

April 19, 2017

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at (617) 832-1175 or, in my absence, Dan Clevenger at (617) 832-1283.

Sincerely,

/s/ Hemmie Chang
Hemmie Chang

cc:	Susan B. Washer, Applied Genetic Technologies Corporation

Larry Bullock, Applied Genetic Technologies Corporation

Ann VanLent, Applied Genetic Technologies Corporation

Dan Clevenger, Foley Hoag, LLP

Mr. Jim B. Rosenberg

April 19, 2017

Exhibit A

(7)	Collaboration with Biogen:

On July 1, 2015, the Company entered into a Collaboration Agreement with Biogen, pursuant to which the Company and Biogen will collaborate to develop, seek regulatory approval for and commercialize gene therapy products to treat XLRS, XLRP, and discovery programs targeting three indications based on the Company’s adeno-associated virus vector technologies. The Collaboration Agreement became effective on August 14, 2015.

Under the Collaboration Agreement, the Company will conduct all development activities through regulatory approval in the United States for the XLRS program (with activities through Phase 1/2 completion being pre-funded under the agreement and any further activities subject to incremental consideration), and all development activities through the completion of the first in human clinical trial for the XLRP program (with activities through filing the IND being pre-funded under the agreement and any further activities subject to incremental consideration). In addition, the Collaboration Agreement provides for discovery programs targeting three indications whereby the Company will conduct discovery, research and development activities for those additional drug candidates through the stage of clinical candidate designation, after which, Biogen may exercise an option to continue to develop, seek regulatory approval for and commercialize the designated clinical candidate. In February 2016, the Company announced Biogen’s selection of adrenoleukodystrophy as the non-ophthalmic indication of the three discovery programs. Under the terms of the Collaboration Agreement, the Company, in part through its participation in joint committees with Biogen, will participate in overseeing the development and commercialization of these specific programs.

The Company has granted to Biogen with respect to the XLRS and XLRP programs, and upon exercise of the option for the applicable discovery program, an exclusive, royalty-bearing license, with the right to grant sublicenses, to use adeno-associated virus vector technology and other technology controlled by the Company for the licensed products or discovery programs developed under the Collaboration Agreement. Biogen and the Company have also granted each other worldwide licenses, with the right to grant sublicenses, of their respective interests in other intellectual property developed under the collaboration outside the licensed products or discovery programs.

Activities under the Collaboration Agreement were evaluated under ASC 605-25, Revenue Recognition—Multiple Element Arrangements, as amended by ASU 2009-13, Revenue Recognition (“ASC 605-25”), to determine if they represented a multiple element revenue arrangement. The Collaboration Agreement includes the following significant deliverables: (1) for each of the XLRS and XLRP programs, exclusive, royalty-bearing licenses, with the right to grant sublicenses, to use adeno-associated virus vector technology and other technology controlled by the Company for the purpose of researching, developing, manufacturing and commercializing licensed products developed under the arrangement (the “License Deliverables”); (2) for each of the three discovery programs, exercisable options to obtain exclusive licenses to develop, seek regulatory approval for and commercialize any of the designated clinical candidates under such discovery programs (the “Option Deliverables”); and (3) the performance obligations to conduct research and development activities through (a) regulatory approval in the United States, in the case of the XLRS program; (b) completion of the first in human clinical trial, in the case of the XLRP program; and (c) the stage of clinical candidate designation, in the case of each of the three discovery programs (the “R&D Activity Deliverables”).

Mr. Jim B. Rosenberg

April 19, 2017

The Company determined that all of the License Deliverables and Option Deliverables did not have stand-alone value and did not meet the criteria to be accounted for as separate units of accounting under ASC 605-25. The factors considered by the Company in making this determination included, among other things, the unique and specialized nature of its proprietary technology and intellectual property, and the development stages of each of the XLRS, XLRP and the discovery programs targeting three indications. Accordingly, the License Deliverables under each of the XLRS and XLRP programs and the Option Deliverables under each of the discovery programs have been combined with the initial, pre-funded R&D Activity Deliverables associated with each related program and as a result, the Company’s separate units of accounting under its collaboration with Biogen, comprise the XLRS program, the XLRP program, and each of the three discovery programs.

Under the Collaboration Agreement, the Company received a non-refundable upfront payment of $94.0 million in August 2015 which it recorded as deferred revenue. This upfront payment of $94.0 million was allocated among the separate units of accounting discussed above using the relative selling price method. In addition to the Collaboration Agreement, on July 1, 2015, the Company also entered into an equity agreement with Biogen. Under the terms of this equity agreement, Biogen purchased 1,453,957 shares of the Company’s common stock at a price of $20.63 per share, for an aggregate cash purchase price of $30.0 million which the Company also received in August 2015. The shares issued to Biogen represented approximately 8.1% of the Company’s outstanding common stock on a post-issuance basis, calculated on the number of shares that were outstanding at June 30, 2015, and constitute restricted securities that may not be resold by Biogen other than in a transaction registered under, or pursuant to an exemption from the registration requirements of, the Securities Act of 1933, as amended.

Accounting standards for multiple element arrangements contain a presumption that separate contracts negotiated or entered into at or near to the same time with the same entity were likely negotiated as a package and should be evaluated as a single agreement. The Company determined that the price of $20.63 paid by Biogen included a premium of $7.45 per share over the fair value of the company’s stock price, calculated based upon the stock price on the date of close of the agreement and adjusted for lack of marketability due to restrictions. Accordingly, the total premium of $10.8 million was also recorded as deferred revenue and, together with the $94.0 million, allocated to the separate units of accounting identified above using the relative selling price method as discussed in Note 2 to these financial statements. The Company will record revenue based on the revenue recognition criteria applicable to each separate unit of accounting. For amounts received up-front and initially deferred, the Company will recognize the deferred revenue on a straight-line basis over the estimated service periods in which it is required to perform the research and development activities associated with each unit of accounting, anticipated to be between 2 and 3 years.

During the fiscal year ended June 30, 2016, the Company recognized revenue of approximately $46.8 million from its collaboration with Biogen. Below is a summary of the components of the collaboration revenue:

Mr. Jim B. Rosenberg

April 19, 2017

	Fiscal year ended June 30,
	2016	2015	2014
	(dollars in thousands)
Amortization of non-refundable upfront fees	$41,166	$—	$—
Milestone revenue	5,000	—	—
Other	585	—	—

Total collaboration revenue	$46,751	$—	$—

During the fiscal year ended June 30, 2016, the Company recorded and received $5.0 million of milestone revenue after having achieved a patient enrollment-based milestone under the Collaboration Agreement. Other revenue is primarily comprised of reimbursable costs for post-funding development activities that were conducted by the Company during the fiscal year.

As a result of the upfront payment of $94.0 million made by Biogen and achievement of the $5.0 million milestone as discussed above, the Company became liable to various research partner institutions for sub-license and other payments under existing agreements with such institutions. These agreements obligate the Company to pay to each research partner institution, amounts that range from 5% to 10% of certain proceeds received from collaboration and other arrangements, including any milestone payments received under such arrangements. Accordingly, the Company recorded total collaboration costs of approximately $12.0 million associated with such obligations, including $636,000 of expense that was settled during fiscal year 2016 by the issuance of 40,000 shares of the Company’s common stock to a research partner institution, pursuant to the terms of the existing agreement with that institution. The remainder of these sub-license and milestone fees were fully paid in cash during the fiscal year ended June 30, 2016.

The Company is also eligible to receive payments of up to $467.5 million based on the successful achievement of future milestones under its XLRS and XLRP programs. For XLRS, the Company is eligible to receive payments of up to: (i) $195 million based upon the successful achievement of Event Milestones (which include clinical, regulatory and commercialization milestones such as, “initiation of dosing”, “regulatory approval” and “first commercial sale”) and (ii) $65 million based upon the successful achievement of Sales Milestones (such as, “net sales in a calendar year equal to or exceeding a certain amount, but less than a certain, higher amount”). For XLRP, the Company is eligible to receive payments of up to: (i) $12.5 million based upon successful completion of Limited Milestones (which include early stage clinical milestones such as, “initiation of dosing the first subject in the first clinical trial”), (ii) $132.5 million based upon successful completion of Event Milestones (which include clinical, regulatory and commercialization milestones such as, “initiation of dosing”, “regulatory approval” and “first commercial sale”) and (iii) $62.5 million based upon the successful completion of Sales Milestones (such as, “net sales in a calendar year equal to or exceeding a certain amount, but less than a certain, higher amount”). In addition, the Company is eligible to receive payments of up to $592.5 million based on the exercise of the option for and the successful achievement of future Discovery Event Milestones (which include clinical, regulatory and commercialization milestones such as, “initiation of dosing”, “regulatory approval” and “first commercial sale”) under the three discovery programs. Each discovery program is categorized as Category A, Category B or Category C depending on the nature of the indication it seeks to address. For Category A, the Company is

Mr. Jim B. Rosenberg

April 19, 2017

eligible to receive payments of up to $90 million based upon the successful achievement of Discovery Event Milestones. For Category B, the Company is eligible to receive payments of up to $132.5 million based upon the successful achievement of Discovery Event Milestones. For Category C, the Company is eligible to receive payments of up to $180 million based upon the successful achievement of Discovery Event Milestones. Under certain limited circumstances, if there are discovery products from more than one discovery program in any of Category A, Category B or Category C, then the Discovery Event Milestone Payments under the applicable category shall be payable for the applicable discovery product from each such discovery program to achieve the specified Discovery Event Milestone.

Biogen will also pay revenue-based royalties for each licensed product at tiered rates ranging from high single digit to mid-teen percentages of annual net sales of the XLRS or XLRP products and at rates ranging from mid-single digit to low-teen percentages of annual net sales for the discovery products. The Company has elected to apply the guidance in ASC 605-28 to the milestones. These milestones, if achieved, are substantive as they relate solely to past performance, are commensurate with estimated enhancement of value associated with the achievement of each milestone as a result of the Company’s performance and are reasonable when compared to other consideration amounts payable under the Collaboration Agreement; however, there can be no assurance that the Company will achieve the milestones or that the Company will receive the related revenue. Due to the uncertainty surrounding the achievement of the future milestones, such payments were not considered fixed or determinable at the inception of the Collaboration Agreement and accordingly, will not be recognized as revenue unless and until they become earned. The Company is not able to reasonably predict if and when the remaining milestones will be achieved.